Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of VBI Vaccines Inc. of our report dated March 18, 2014, except for the calculation of the 2013 earnings per share in the consolidated statement of operations and the disclosure regarding earnings per share in notes 1 and 12, as to which the date is June 17, 2014, on our audit of the consolidated balance sheet of VBI Vaccines Inc. as of December 31, 2013, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

August 19, 2014